SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
(See Introduction)
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Michael Levin
Metropolitan Venture Partners II, L.P.
590 Madison Avenue, 34th Floor
New York, NY 10022
(212) 561-1219

Lawrence D. Hite
Tall Oaks Group LLC
205 Lexington Avenue, 8th Floor
New York, NY 10016
(212) 561-1202

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

March 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF – Contributions of Partners or Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,315,790 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,315,790 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,790 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.88% (see Item 5)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners (Advisors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF – Contributions of Partners or Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,315,790 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,790 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,790 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.88% (see Item 5)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 4 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF – Contributions of Partners or Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 90,395 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,315,790 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 90,395 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,315,790 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,406,185 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.65% (see Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 5 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,000 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,406,185 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,406,185 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,185 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.67% (see Items 4 and 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 6 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence D. Hite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 179,424 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,484,372 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 179,424 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,484,372 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,663,796 (see Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.86% (see Items 4 and 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 7 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tall Oaks Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 78,187 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 78,187 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,187 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

Introduction

This filing (this “Schedule 13D”) constitutes—

▪
Amendment No. 4 to the Schedule 13D (as amended, the “MetVP Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2002 by Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership (“MetVP Advisors”) and Metropolitan Venture Partners Corp., a Delaware corporation (“MetVP Corp.”, and, together with MetVP II and MetVP Advisors, the “MetVP Entities”) in respect of the common stock of Direct Insite Corp.  The MetVP Schedule 13D was amended by Amendment No. 1 filed on January 22, 2003, Amendment No. 2 filed on June 13, 2003, and Amendment No. 3 filed on June 5, 2009; and

▪
Amendment No. 1 to the Schedule 13D (the “Tall Oaks 13D”) filed with the SEC on January 18, 2008 by Tall Oaks Group LLC (“Tall Oaks”) and Lawrence D. Hite in respect of the common stock of Direct Insite Corp.

This Schedule 13D is being filed jointly by the MetVP Entities, Tall Oaks, Michael Levin and Lawrence D. Hite and amends and restates the MetVP Schedule 13D and the Tall Oaks Schedule 13D.  The MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite are collectively referred to herein as the “Reporting Persons.”
The Reporting Persons are jointly making this filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-4 under the Securities Exchange Act of 1934 (the “Exchange Act”).  The Reporting Persons intend to report changes to the information set forth in this Schedule 13D in jointly filed amendments.  Notwithstanding the filing of this Schedule 13D, the MetVP Schedule 13D and the Tall Oaks 13D each speak as of the dates of their respective filings.

Because of the discussions of the Reporting Persons with S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”) and certain of its affiliates referred to in Item 4 below, the Reporting Persons could be deemed to constitute a “group” with SAVE and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by SAVE, Craig W. Thomas and Bradley M. Tirpak with the SEC on March 11, 2011, as it may be amended from time to time (the “SAVE Schedule 13D”), for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with SAVE, Mr. Thomas, Mr. Tirpak or any of its or their affiliates.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 13450 West Sunrise Blvd., Suite 510, Sunrise, Florida 33323.

Item 2. Identity and Background

The address of the principal business and principal office address of each of the MetVP entities and the business address of Mr. Levin is c/o Metropolitan Venture Partners, 590 Madison Avenue, 34th Floor, New York, NY 10022.  The address of the principal business and principal office address of Tall Oaks and Mr. Hite is 205 Lexington Avenue, 8th Floor, New York, NY 10016.

The principal business of MetVP II is to pursue and make investments.  The principal business of MetVP Advisors is to act as the general partner of MetVP II.  The principal business of MetVP Corp. is to act as the general partner of MetVP Advisors and other affiliated entities.  The principal business of Tall Oaks is to invest in stocks, bonds, partnership interests, commodities and other securities and financial instruments.

Mr. Hite is the Chairman of MetVP Corp. Mr. Levin is a managing director of MetVP Corp.  Mr. Levin also serves on the board of directors of the Company.

The attached Schedule I sets forth information with respect to each executive officer, director and/or member of each of the MetVP Entities and of Tall Oaks.

Mr. Hite owns an aggregate of 35% of the issued and outstanding shares of common stock of MetVP Corp.

Tall Oaks owns a limited partnership interest of approximately 42% in Metropolitan Venture Partners, L.P., a Delaware limited partnership that is a limited partner of MetVP II and Hite Capital Management, LLC, a Delaware limited liability company controlled by Mr. Hite, owns an interest of approximately 25% in MetVP Advisors.

Tall Oaks is wholly owned by Mr. Hite, members of his family and trusts for their benefit.  Mr. Hite is also the Managing Member of Tall Oaks.

During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors or members of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors or members of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

MetVP Entities

Reference is made to Item 3 of the MetVP Schedule 13D for information with respect to the acquisition by the MetVP Entities of their interests in the Company, including the Common Stock that they own beneficially, including the source and amount of funds or other consideration used to acquire such interests.

On December 2, 2010, in lieu of issuing shares of Common Stock to Mr. Levin in respect of payment for services on the Company’s board of directors, the Company issued an aggregate of 21,361 shares of Common Stock to MetVP Corp.

Tall Oaks

Reference is made to Item 3 of the Tall Oaks Schedule 13D for information with respect to the acquisition by Tall Oaks of its interests in the Company, including the Common Stock that it owns beneficially, including the source and amount of funds or other consideration used to acquire such interests.

Mr. Hite

Reference is made to Item 3 of the Tall Oaks Schedule 13D for information with respect to the acquisition by Mr. Hite of his interests in the Company, including the Common Stock that it owns beneficially, including the source and amount of funds or other consideration used to acquire such interests.

On June 27, 2007, Mr. Hite was issued 15,000 shares of Common Stock upon his exercise of options with an exercise price of $1.10 per share, for an aggregate price of $16,500.

On December 1, 2008, Mr. Hite was issued 20,424 shares of Common stock upon his cashless exercise of options with an exercise price of $0.75 per share, for an aggregate price of $19,249.

Mr. Levin

On November 15, 2002, Mr. Levin purchased 2,000 shares of Common Stock in the open market for an aggregate purchase price of $3,530 (including commissions).   Mr. Levin used personal funds to finance this acquisition.

Item 4.   Purpose of Transaction

The Reporting Persons hold their interests in the Common Stock for investment.

On March 11, 2011, MetVP II submitted a letter to the Company.  In the letter, MetVP II noted that the Company has not held an annual meeting of stockholders since December 21, 2006 and requested that the Company hold its 2011 annual meeting of stockholders no later than May 31, 2011, with all classes of directors being elected at such meeting.  In the letter, MetVP II also advised the Company that it is considering nominating directors, in addition to Mr. Levin, for election to the board of directors of the Company at the 2011 annual meeting.  A copy of the MetVP II letter to the Company is filed as Exhibit 99.2 to this Schedule 13D, to which reference is made for the full text of the letter.

The Reporting Persons have been in exploratory discussions concerning potential nominees for election at the Company’s 2011 annual meeting of stockholders, including with representatives of SAVE.  The Reporting Persons have also conducted exploratory discussions with SAVE and its affiliates concerning action in support of the Reporting Persons’ nominees at the 2011 annual meeting, although the parties have reached no agreement in this regard.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional  securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,  involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;  (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's  certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer  quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company.

(a)    As of the date of this statement, the Reporting Persons may be deemed to beneficially own an aggregate of 2,665,796 shares of Common Stock, representing approximately 22.9% of the outstanding shares of Common Stock.1

MetVP II beneficially owns 2,315,790 shares of Common Stock, representing approximately 19.88% of the Common Stock outstanding.  Such share amount excludes 69,034 shares of Common Stock that were issued to MetVP II by the Company for board fees earned by MetVP Corp. that will be assigned to MetVP Corp.

MetVP Corp. beneficially owns 90,395 shares of Common Stock, representing approximately 0.78% of the Common Stock outstanding.  Such share amount includes 69,034 shares of Common Stock that were issued to MetVP II by the Company for board fees earned by MetVP Corp. that will be assigned to MetVP Corp.

Tall Oaks beneficially owns 78,187 shares of Common Stock, representing approximately 0.67% of the Common Stock outstanding.

Mr. Hite beneficially owns 179,424 shares of Common Stock, representing approximately 1.54% of the Common Stock outstanding.

Mr. Levin beneficially owns 2,000 shares of Common Stock, representing approximately 0.02% of the Common Stock outstanding.

(b)    Each of MetVP II, MetVP Corp., Mr. Levin, Tall Oaks and Mr. Hite has sole voting and investment power over the shares of Common Stock owned by such Reporting Person.

By reason of its position as the general partner of MetVP II, MetVP Advisors may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by MetVP II.  By reason of its position as the general partner of MetVP Advisors, MetVP Corp. may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by MetVP Advisors and MetVP II.

1 Based on 11,650,823 shares of Common Stock issued and outstanding on November 10, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

By reason of his position of Chairman of MetVP Corp. and his ownership interest in MetVP Corp., Mr. Hite may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by the MetVP Entities.

By reason of his position as a Managing Director of MetVP Corp., Mr. Levin may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by the MetVP Entities.

By reason of his positions as the Managing Member and majority stockholder of Tall Oaks, Mr. Hite may be deemed to possess the shared power to vote and dispose of the shares of Common Stock beneficially owned by Tall Oaks.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, except to the extent of its actual economic interests.

Because of the discussions of the Reporting Persons with SAVE referred to in Item 4 above, the Reporting Persons could be deemed to constitute a “group” with SAVE and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the SAVE Schedule 13D, for information concerning the beneficial ownership of Common Stock of SAVE and its affiliates.  The Reporting Persons disclaim beneficial ownership of the Common Stock beneficially owned by SAVE and its affiliates.

(c)     Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

MetVP Entities

Reference is made to Item 6 of the MetVP Schedule 13D for information with respect to certain contracts, arrangements, understandings or relationships between the MetVP Entities and the Company.

Tall Oaks

Reference is made to Item 6 of the Tall Oaks Schedule 13D for information with respect to certain contracts, arrangements, understandings or relationships between Tall Oaks and the Company.

Other than as referenced in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

The following documents are filed as exhibits hereto or are incorporated herein by reference:

Exhibit 3.1*	Certificate of Designation of the Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company

Exhibit 3.2*	Certificate of Amendment of Certificate of Designation of the Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company filed December 20, 2002.

Exhibit 3.3*	Certificate of Amendment of Certificate of Designation of the Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company filed January 2, 2003.

Exhibit 3.4*	Certificate of Amendment of Certificate of Designation of the Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company filed June 3, 2003.

Exhibit 4.1*	Form of Common Stock Purchase Warrant

Exhibit 10.1*	Stock Purchase and Registration Rights Agreement dated as of September 25, 2002 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P.

Exhibit 10.2*	Stock Purchase and Registration Rights Agreement dated as of December 24, 2002 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P.

Exhibit 10.3*	Stock Purchase and Registration Rights Agreement dated as of June 3, 2003 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P.

Exhibit 10.4*	Settlement Agreement dated November 21, 2007 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P.

Exhibit 99.1	Joint Filing Agreement dated as of March 11, 2011 by and among MetVP, MetVP Advisors, MetVP Corp., Tall Oaks, Mr. Levin and Mr. Hite

Exhibit 99.2	Letter, dated March 11, 2001, to the Company from MetVP on behalf of the Reporting Persons

*  Previously filed or incorporated

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP is true, complete and correct.

Dated: March 11, 2011

                METROPOLITAN VENTURE PARTNERS II, L.P.
                          By: METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P., its general partner
                                  By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated:  March 11, 2011

                METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P.
                                    By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: March 11, 2011

                 METROPOLITAN VENTURE PARTNERS CORP.

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Tall Oaks is true, complete and correct.

Dated: March 11, 2011

                   TALL OAKS GROUP LLC

                                                By: /s/ Lawrence D. Hite
                                                   Name: Lawrence D. Hite
                                                   Title:  Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Levin
Michael Levin

/s/ Lawrence D. Hite
Lawrence D. Hite

SCHEDULE I

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF METROPOLITAN VENTURE PARTNERS CORP.

All of the following individuals are directors and executive officers of Metropolitan Venture Partners Corp.

Name and Residence or Business Address	Title(s)	Citizenship	Principal Occupation(s) and Address(es)

Paul K. Lisiak Metropolitan Venture Partners 590 Madison Avenue, 34th Floor New York, NY 10022	Director and Managing Director	United States
Managing Director
Metropolitan Venture Partners Corp.
590 Madison Avenue, 34th Floor
New York, NY 10022

Managing Partner
Metropolitan Equity Partners, LLC
590 Madison Avenue, 34th Floor
New York, NY 10022

Michael Levin Metropolitan Venture Partners 590 Madison Avenue, 34th Floor New York, NY 10022	Director, Managing Director, Vice President of Finance	United States
Managing Director
Metropolitan Venture Partners Corp.
590 Madison Avenue, 34th Floor
New York, NY 10022

Chief Executive Officer
AsiaCrest Capital Advisors Limited
11/F Central Tower, 28 Queen’s Road Central
Hong Kong

Lawrence D. Hite Hite Capital Management 205 Lexington Avenue, 8th Floor New York, NY 10016	Chairman	United States	General Manager Hite Capital Management LLC 205 Lexington Avenue, 8th Floor New York, NY 10016

Kevin J.P. Hayes Sugar Quay, Lower Thames Street London EC3R 6DU United Kingdom	Director	United Kingdom	Finance Director and Company Secretary Man Group plc Sugar Quay, Lower Thames Street London EC3R 6DU United Kingdom

Adrian Blumfield 408 Jasper Way Superior, CO 80027	Director	United Kingdom	Chairman Metropolitan Equity Partners, LLC 590 Madison Avenue, 34th Floor New York, NY 10022

EXECUTIVE OFFICERS AND MEMBER OF TALL OAKS

Name and Residence or Business Address	Title(s)	Citizenship	Principal Occupation(s) and Address(es)

Lawrence D. Hite Hite Capital Management 205 Lexington Avenue, 8th Floor New York, NY 10016	Managing Member	United States	General Manager Hite Capital Management LLC 205 Lexington Avenue, 8th Floor New York, NY 10016